EXHIBIT B

February 5, 2008

Mr. Patrick Mahaffy
President & Chief Executive Officer
Pharmion Corporation
2525 28th Street
Boulder, CO 80301


Dear Mr. Mahaffy,

We and our affiliates advise funds holding more than 3.1 million shares of Pharmion Corporation common stock, representing approximately 8.3% of the outstanding shares. We believe that the proposed merger with Celgene Corporation would not fairly compensate Pharmion's shareholders. We see the merits of a potential merger based upon Pharmion's strong commercial products and pipeline and synergies with Celgene's business. However, we believe that Pharmion's shareholders would not receive sufficient value for Pharmion's current products or the opportunity for a higher valuation if competitive data from the Phase III Dacogen EORTC study does not match data already produced by Pharmion's Vidaza. Specifically, we believe Pharmion shareholders should be given a higher consideration to vote for deal prior to seeing the Dacogen data or be allowed to assess the Dacogen EORTC data prior to voting on the merger.

Based on our own analyses and those in the published research of numerous sell side analysts, we believe that if Dacogen's survival data are worse than Vidaza's, Vidaza could capture significantly more than half of the MDS market and peak sales could be $100 million to $250 million higher than current projections. If the Dacogen trial fails or produces data that are clearly worse than Vidaza's survival data, we believe Pharmion would be worth $80 - $100 or more as a standalone company versus the $72 per share in stock and cash offered by Celgene. If the proposed merger is completed, Pharmion shareholders' exposure to this upside will be diluted in Celgene's stock.

We see the merits of a potential merger with Celgene. However, as the merger is currently proposed, we believe that Pharmion's shareholders would not receive sufficient value for Pharmion's current products or the opportunity for a higher valuation if competitive data from Dacogen does not match data already produced by Pharmion's Vidaza.


Sincerely,

S.A.C. Capital Advisors, LLC